Egan-Jones Ratings Company
("EJR")

Form NRSRO

Exhibit #7: Policies and Procedures Address and Manage Conflicts of Interest

- ► Code of Conduct

- ► Books and Records, Retention Notification & Disclosure

- ► Management of Conflicts of Interest

- ► Prohibited Acts and Practices Policy

- ► Post-Employment Conflict Determination

- ► Outside Business Activities

- ► Treatment of Complaints

- ► Duty to Report Tips Alleging Material Violations of Law

- ► Compliance Oversight - Board of Directors

- ► Procedure for Handling Internal Role Changes

- ► Policy Governing Consulting Services for Credit Rating Clients

- ► Other Services Guidelines

- ► Roles and Responsibilities Limitations: Supplemental Policies and Procedures

- ► Standard for E-Mail Addresses

- ► TRAVEL, GIFTS & ENTERTAINMENT POLICY

- ► Compliance Policy and Procedure- Conflict of Interest Training

Attestation & Acceptance of the Egan-Jones Code of Conduct(updated October 01, 2020)

I acknowledge receipt of the Egan-Jones Ratings Company ("EJR") Code of Conduct(the "Code"), understand my obligations as detailed in the Code, including its personal securities and money market instruments transactions, insider trading and personal email usage provisions, and will adhere to those obligations in orderto comply with EJR's policies and procedures.

By:_____

Print Name:_____

Date:_____

Table of Content

EGAN-JONES RATINGS COMPANY
CODE OF CONDUCT

PRINCIPLES OF THE CODE

Fostering a Culture of Compliance

Egan-Jones Ratings Company ("EJR" or the "Firm") has a Code of Conduct (the "Code"), which serves as its code of ethics. The purpose of this Code is to set forth basic principles to guide you in your day-to-day activities as an employee, or independent contractor (collectively an "Associated Person"), and to outline the expectations the Firm has of all its Associated Persons. The Firm requires its Associated Persons to read and adopt the Code to enhance their understanding of the Firm's practices, including procedures regarding personal securities and money market instruments transactions, insider trading and personal email usage provisions. This Code is intended to provide basic principles and behavior guidelines and foster a "culture of compliance" at EJR.

The Code does not cover every regulatory, legal or ethical issue that you may confront at the Firm. Indeed, no code of conduct can attempt to anticipate the myriad of issues that arise in a fast-moving, financial-related enterprise like EJR. However, by following this Code and the Firm's policies and procedures, by adhering to the letter and the spirit of all applicable laws and regulations, and above all, by applying sound judgment to your activities, the Associated Persons will be able to adhere not only to the regulatory requirements applicable to EJR, but also to the Firm's commitment to compliance and ethical behavior in all of its activities.

In addition to this Code, you are required to read and acknowledge acceptance of, and compliance with, the EJR Compliance Manual (the "Manual"). The Manual contains additional information on the regulations governing NRSROs, issues that are presented in the operation of a credit ratings business, and other subjects that may or may not be addressed in this Code.

Know and Understand the Laws and Regulations

EJR is registered as a nationally recognized statistical rating organization ("NRSRO") with the U.S. Securities & Exchange Commission ("SEC" or the "Commission") in the following classes of credit ratings: (1) financial institutions, brokers or dealers; (2) insurance companies; and (3) corporate issuers, and is therefore subject to regulation and oversight in the United States by the Commission. EJR is also subject various laws of the Commonwealth of Pennsylvania where its main office is located as well as state and local laws of each of EJR's offices. It is your responsibility to know and understand the laws and regulations applicable to your job responsibilities, and to comply with both the letter and the spirit of these regulations, as well as the Firm's policies and procedures. EJR requires that you avoid not only any actual misconduct but also even

the appearance of impropriety. We require Associated Persons to rely on common sense, good judgment, individual integrity and a discerning mind to guide you in your day-to-day activities. Assume that any action you take ultimately could be publicized; therefore, when taking an action consider how you and the Firm would be perceived. When in doubt, seek guidance from the Firm's knowledgeable regulatory and compliance personnel. Such personnel will assist you in obtaining any guidance you might need.

Professionals Serving Professionals

EJR provides credit rating products and services for institutional clients. The majority of its clients have long-term high-level experience within the securities business, and have internal capability for independent analysis and investment decision making. Our product is a tool for such professional institutional clients.

Trust, but Verify

Trust your instincts. If something does not appear to be lawful or ethical, or you have a question about it, ask the Firm's Designated Compliance Officer ("DCO"), raise a flag, and ask for help from the Firm's resources. Seek guidance rather than making assumptions that you are aware of regulatory nuances. The Firm strongly encourages you to discuss freely any concerns with knowledgeable persons, and requires you to report to the Compliance Department violations of law and regulation as well as internal policies and procedures. If you are unclear about the applicability of regulations to your job responsibilities, or if you are unsure about the propriety of a particular course of action, you should seek the advice of your supervisor and / or the Firm's DCO. You should never assume that an activity is compliant merely because others in the industry engage in it or you do not see any pitfalls in the course of action. EJR encourages you to reach out to any of the foregoing with your questions prior to pursuing a course of action if you are not 100% positive you know the regulatory ramifications of that action.

ACT IN THE BEST INTERESTS OF THE FIRM, CLIENTS & THE PUBLIC

Fair Dealing & Integrity

The Firm's basic core concept is that we provide a valuable service to our institutional clients. We rely on the trust of our clientele, for their belief and respect for our products and services, and the trust they invest in our abilities and integrity. The Firm seeks to outperform its competition fairly and honestly through timely superior analysis and experience. Every Associated Person must therefore always keep the best interests of the Firm's clients paramount and endeavor to fairly and properly deal with its clients, competitors, public, and vendors. No one should take unfair advantage of anyone through manipulation, abuse of privileged information, misrepresentation of facts, intimidation, or any other unfair practice. No Associated Persons should ever position themselves for, or take, personal gain through their association with the Firm.

Personal Email Usage Policy

EJR's Associated Persons are strictly prohibited from using their personal email

accounts to transmit and/or receive confidential information and/or confidential workplace documents or to conduct workplace business, provided certain limited exceptions may be granted by the Compliance Department for employees working from home. The Code of Conduct attestation includes a clause requiring all EJR Associated Persons to attest to use only their EJR email address to transmit and/or receive Confidential Information and/or confidential work papers or to conduct workplace business. Attestations are collected and reviewed by the Compliance Department. As part of the Firm's annual compliance training, all Associated Persons will be reminded of EJR's policies and procedures with regards to safeguarding confidential information and material nonpublic information.

On a periodic basis, the Compliance Department will conduct an email search on randomly-selected Associated Persons to ensure emails sent to or received from personal email accounts did not contain Confidential Information and/or confidential workplace documents (see "Email Review Policies and Procedures" in the Compliance Manual). Email search results will be retained within a compliance surveillance folder. Any Associated Persons who use a personal email account are required to attest to their awareness of this Personal Email Usage Policy. Associated Persons who commit an infraction of this Policy may be subject to disciplinary action, including termination at the recommendation of the DCO.

Associated Persons are also prohibited from using the Firm's email to transmit material that may be deemed to be offensive to a prudent person, or emails that reflect badly on the corporate culture of the Firm. Those include (but are limited to) any email that could be deemed pornographic, sexist, hateful, racist, discriminatory, terroristic, harassing, disparaging to the Firm or any of its Associated Persons, or any email that could be considered workplace brutality. Any emails with the aforementioned content will not be tolerated in the Firm's email environment, and may lead to immediate disciplinary action, including termination. Note that these email policies also apply to personal email accounts accessed via the Firm's systems.

Prohibited Conflicts

As an NRSRO, the Firm is prohibited under Rule 17g-5(c) of the Securities Exchange Act of 1934, as amended ("Exchange Act") from having the following conflicts of interest relating to the issuance or maintenance of a credit rating as a credit rating agency, and we therefore do not engage in the PROHIBITED CONFLICTS listed below:

(1) Issue or maintain a credit rating solicited by a person that, in the most recently ended fiscal year, provided the Firm with net revenue (as reported under §240.17g-3) equaling or exceeding 10% of the total net revenue of the Firm for the fiscal year;[1]

(2) Issue or maintain a credit rating with respect to a person (excluding a sovereign

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[1] Unless the Firm receives an exemption from the Commission.

nation or an agency of a sovereign nation) where the Firm, a credit analyst that participated in determining the credit rating, or a person responsible for approving the credit rating, directly owns securities of, or has any other direct ownership interest in, the person that is subject to the credit rating. Please refer to "Personal Securities Transactions and Holdings" herein for detailed information.

(3) Issue or maintain a credit rating with respect to a person associated with the Firm;

(4) Issue or maintain a credit rating where a credit analyst who participated in determining the credit rating, or a person responsible for approving the credit rating, is an officer or director of the person that is subject to the credit rating;

(5) Issue or maintain a credit rating with respect to an obligor or security where the Firm or a person associated with the Firm made recommendations to the obligor or the issuer, underwriter, or sponsor of the security about the corporate or legal structure, assets, liabilities, or activities of the obligor or issuer of the security;

When a client requests a NRSRO rating that the Firm cannot rate due to the Firm's NRSRO registration status (e.g., municipal security, government security, foreign government security or ABS security), you must inform the client that the Firm is unable to provide a NRSRO rating for such security because the Firm is not registered as a NRSRO in such classes of credit ratings. You may not make any suggestions or recommendations to the client about ways in which the security could be altered in a way that EJR could rate it as a NRSRO.

(6) Issue or maintain a credit rating where the fee paid for the rating was negotiated, discussed, or arranged by a person within the Firm who has responsibility for participating in determining credit ratings or for developing or approving procedures or methodologies used for determining credit ratings, including qualitative and quantitative models;

(7) Issue or maintain a credit rating where a credit analyst who participated in determining or monitoring the credit rating, or a person responsible for approving the credit rating received gifts, including entertainment, from the obligor being rated, or from the issuer, underwriter, or sponsor of the securities being rated, other than items provided in the context of normal business activities such as meetings that have an aggregate value of no more than $25 (See Section "Gifts & Entertainment" below); or

(8) Issue or maintain a credit rating where a person within the Firm who participates in determining or monitoring the credit rating, or developing or approving procedures or methodologies used for determining the credit rating, including qualitative and quantitative models, also:

(i) Participate in sales or marketing of a product or service of the Firm or a product or service of an affiliate of the Firm; or

(ii) Is influenced by sales or marketing considerations.

For the purposes of the above Prohibited Conflicts, the term person within an NRSRO means the Firm itself, its credit rating affiliates identified on Form NRSRO, and any partner, officer, director, branch manager, and employee (including all Associated Persons) of the Firm or its credit rating affiliates (or any person occupying a similar status or performing similar functions). Any questions with respect to the meaning or scope of such conflicts should be referred to the Compliance Department.

Conflicts of Interest

Please refer to Exhibit 6, "Identification of Conflicts of Interest Relating to the Issuance of Credit Ratings," and Exhibit 7, "Policies and Procedures to Address and Manage Conflicts of Interest," to Form NRSRO, which are available on the Firm's website, www.egan-jones.com/nrsro, for a description of policies and procedures which must be followed by Associated Persons in relation to conflicts of interest.

Gifts & Entertainment

Gifts and entertainment may create an inappropriate expectation or feeling of obligation. You are required to follow gifts standards detailed in the NRSRO rules and note that gifts that fall outside the standard are prohibited. You and members of your family may not accept gifts or gifts offered in the form of cash or cash equivalents, or special favors (other than an occasional non-cash gift of nominal value – i.e., coffee mugs with logos, etc.) from any person or organization with which the Firm has a current or potential business relationship or from any Company that the Firm does or may rate. Further, business gifts to, and entertainment of, non-government employees in connection with business discussions or the development of business relationships are only appropriate if they are in the ordinary course of business and their value is modest. If you have any questions about the appropriateness of a business gift or expense, you should contact your supervisor or the DCO. Associated Persons are required to receive preapproval from the Compliance Department before giving gifts and any gifts which are received need to be reported to the Compliance Department to ensure the gift is appropriate per NRSRO rules.

Giving gifts to, or entertaining, government employees (including employees of international organizations and or regulatory bodies) may be prohibited. The United States Foreign Corrupt Practices Act, for example, prohibits giving anything of value, directly or indirectly, to any "foreign official" for the purpose of obtaining or retaining business. Check with your supervisor or the DCO if you have any questions about the acceptability of conduct in any foreign country, including contacting foreign officials with respect to the Firm's sovereign ratings or the sales of Firm products to foreign governments or agencies.

Corporate Opportunities

As an Associated Person, you owe a duty to the Firm to advance its interests. No

Associated Person may use their position or corporate property or information for personal gain. Additionally, no Associated Person may take for themselves the Firm's opportunities for sales or purchases of products, services or interests. Business opportunities that arise as a result of your position in the Firm or through the use of corporate property or information belong to the Firm.

Firm Systems and Assets

The Firm's policies regulate use of the Firm's systems, including telephones, computer networks, electronic mail, and remote access capabilities. Generally, you should use the Firm's systems and properties only for legitimate Firm business. Under no conditions may you use the Firm's systems to view, store, or send unlawful, offensive or other inappropriate materials. In addition, protecting the Firm's assets against loss, theft, waste, or other misuse is the responsibility of every Associated Person. Any suspected misuse should be reported to your supervisor or the DCO.

Personal Securities Transactions and Holdings

The Firm's personal securities policy is designed to address potential conflicts of interest in cases where Associated Persons have ownership positions in issuers or related entities the Firm does or may do business with. This policy applies to accounts of the Associated Person and the Associated Person's direct family members. As used herein, direct family members includes an Associated Person's spouse and minor and dependent children and references should be interpreted accordingly. If there are questions about whether someone constitutes a direct family member, the Associated Person should speak with the Compliance Department.

An Associated Person must disclose brokerage or other investment accounts, including private investments, trusts or investment clubs, in which the Associated Person has direct or indirect influence or control (such as joint ownership, trading authorization, or the authority to exercise investment discretion) or a direct or indirect beneficial ownership interest. Accounts related to money market instruments and commercial paper are also subject to this Personal Securities Transactions and Holdings policy. Notwithstanding the foregoing, an Associated Person is not required to disclose the following types of accounts or accounts that can only hold the following types of investments: open-end mutual funds; foreign exchange; cryptocurrency; pension or retirement accounts in which the Associated Person does not have investment discretion and where the Associated Person is not permitted to invest directly in securities; commodities; futures on commodities, currencies and indices; certificates of deposit; bank accounts; 529 accounts or plans; 401K or similar retirement accounts that are not able to hold individual securities or closed-end funds; and trusts or similar investment vehicles managed by a third-party, including blind trusts but excluding closed-end funds, where the Associated Person has no direct or indirect influence or control over the trust or account ("Third-Party Accounts"). All Associated Persons are required to disclose all applicable personal securities accounts and holdings, including US and non-US (China, India etc.) accounts and holdings, and, if possible, ask their account custodian to send "duplicate" or "interested party" statements to the Firm's

Compliance Department.

The purchase, sale and holding of individual equity and/or fixed income securities, including options on such securities and exercise of such options, and closed-end funds is prohibited. The purchase, sale and holding of ETF's is permissible without preclearance. No preclearance is needed for purchases or sales in Third-Party Accounts. As a best practice, new Associated Persons should liquidate pre-existing positions in non-Third-Party Accounts. The Firm recognizes that liquidations may incur transaction fees and have unwanted tax consequences in taxable accounts. Affected Associated Persons may request a limited waiver from this provision of the Code from the DCO. Waiver requests must be in writing. Should the Associated Person wish to liquidate a position in respect of which a waiver had previously been granted, he/she must request, and receive, pre-clearance approval from the DCO, noting the name of the security, ticker symbol or CUSIP, and size of the position to be liquidated. The DCO will check with the Firm's Ratings Group to make sure the Firm has no active engagements or outstanding work with the issuer or the security involved, and, if there are no other potential conflicts identified, open up a trading window during which the Associated Person can make the trade. DCO trading approvals generally are valid for five business days unless specified.

Insider Trading Policies and Procedures

NRSRO firms are required to establish, maintain, enforce, and document policies and procedures to prevent the misuse of material non-public information ("MNPI"). MNPI generally includes (a) information that is not generally known to the public about the Firm, its clients, or other parties with whom the Firm has a relationship and that have an expectation of confidentiality ("Confidential Information"); and (b) non-public information that might be useful to competitors or that could be harmful to the Firm or its customers if disclosed, such as, the names of clients, intellectual property, IT security systems, business plans, personal employee information and unpublished financial information ("Proprietary information" or, collectively, "Inside Information").

Inside Information generated and gathered in our business is a valuable asset of the Firm. Protecting Inside Information is critical to the Firm's reputation for integrity and its relationship with its clients, and ensures the Firm's compliance with the complex regulations governing the financial services industry. Accordingly, you should maintain all such information in strict confidence. You should also respect the property rights, including Inside Information, of other companies.

Unauthorized use or distribution of Inside Information violates the Firm's internal policy and could be illegal. Such use or distribution could result in negative consequences for both the Firm and the individuals involved, including potential legal and disciplinary actions. Your obligation to protect the Inside Information you come into contact with continues even after you leave the Firm, and you must return all documents containing such information in your possession to the Firm upon your departure.

If Associated Persons receive Inside Information, they are prohibited from securities trading ("Insider Trading"), whether for the account of themselves, their family, friends, or any customer, any accounts in which they have a direct or indirect beneficial interest (including accounts for family members) and any other account over which they have control, discretionary authority or power of attorney and any account on their behalf. This absolute trading prohibition is in effect should the Firm cover that issuer or not. Additionally, Associated Persons are prohibited from sending or sharing Inside Information to others. Insider Trading for these purposes is any trading activity where persons trade while in possession of material information that is not known to the investing public and which provides the holder or recipient of the information with a potentially unfair advantage in the marketplace.

The penalties for Insider Trading can be considerable, including loss of profits plus damages, criminal sanctions including incarceration, loss of employment and permanent bar from the securities industry. If you are in possession of Inside Information about a company or the market for a company's securities, you must refrain from acting upon it. You also may not communicate Inside Information to another person who has no official need to know it.

If you are in possession of Inside Information, you are required to safeguard it based on a "legitimate business need to know" standard, and to promptly notify the DCO of any inappropriate internal or external dissemination Please see NRSRO Exhibit 3: Policies or procedures adopted and implemented to prevent the misuse of material, nonpublic information., which is reasonably designed to prevent the misuse of Inside Information considering the Firm's business, structure, size and other relevant factors. The Firm recognizes that in the course of its work it may be exposed to Inside Information so all Associated Persons must be able to identify material non-public information and handle such information properly.

The Firm anticipates that instances of exposure to Insider Information may occur, including inadvertently, in the course of research activities. For instance, company projections often constitute material non-public information. Any kind of trading while in possession of Inside Information may constitute Insider Trading and, at a minimum, may be improper, if not illegal. In addition, trading while in possession of information concerning the pending issuance of a rating by the Firm (front-running) is also prohibited. These activities are STRICTLY PROHIBITED. In addition, all of the Firm's credit analysis work is highly confidential and proprietary information and shall not be disclosed. The Firm's decision to upgrade, downgrade or, in some cases, review or update a rating on a security or an instrument, may be material non- public information and thus is to be very closely guarded prior to the rating publication. No ratings action decision should ever be disclosed, prior to dissemination, to anyone outside of the Credit Analysts at the Firm.

ENFORCEMENT AND ADMINISTRATION OF THE CODE

What to Do if You Learn Inside Information

It is not illegal to learn Inside Information. The Firm or its Associated Persons may learn material non-public information from its clientele or in the course of its ratings work. It is, however, illegal for you to act or trade while in the possession of such information, or to pass it on to others other than the DCO of the Firm. You should tell the DCO that you are in receipt of such information for the purpose of sequestering the information and making sure it does not affect any ratings decision.

If you believe you have learned Inside Information, contact the Firm's DCO immediately so that they may address all potential issues and preserve the integrity of the Firm's commitment to information handling. If you become aware of a breach of these policies or of a leak of Inside Information, advise the Firm's DCO immediately. You must refrain from distributing that information to others, make sure it is not openly available on your computer and sequester it within your email to prevent easy accessibility by others.

How to Preserve the Confidentiality of Material Non—Public Information

The following are non-exclusive steps you must take to preserve the confidentiality of non-public information:

- Do not discuss confidential matters (in person or via phone) in elevators, hallways, restaurants, airplanes, taxicabs or any place where you can be overheard.
- Do not leave sensitive memoranda on your desk or in other places where they can be read by others. Do not leave a computer terminal without exiting the file in which you are working.
- Do not read confidential documents in public places or discard them where they can be retrieved by others. Do not carry confidential documents in an exposed manner.
- On drafts of sensitive documents use redacted names if necessary.
- Do not discuss confidential business information with spouses, other relatives or friends.
- Avoid even the appearance of impropriety. Serious repercussions may follow from insider trading or using non-public information to benefit yourself or another. You should consult with Compliance whenever you have questions about this subject.
- Shred confidential documents that are no longer needed per the Firm's document and record retention policies (see the Compliance Manual).

At no time may the Firm or any member of the Firm discuss or disclose such

information or perform any personal securities and money market instruments transactions related to MNPI until the MNPI is in the public domain or otherwise is no longer material.

The Firm has a vital interest in its reputation, the reputation of its Associated Persons, and in the integrity of the securities markets. Trading while in possession of inside or confidential Firm information would destroy that reputation and integrity. The Firm is committed to preventing this conduct and to punishing any Associated Person who engages in this practice or fails to comply with the above steps designed to preserve confidentiality of Inside Information. These procedures are a vital part of the Firm's compliance efforts and must be adhered to.

Provide Fair and Truthful Disclosures to Our Clients & the Public

The Firm has a responsibility under the law to communicate effectively so that its clients are provided with full and accurate information in all material respects. To the extent that you are involved in the preparation of materials for dissemination to clients, you should be careful to ensure that the information in these materials is truthful, accurate and complete. In particular, the Firm's officers and directors shall endeavor to promote full, fair, accurate, timely and understandable disclosure in the Firm's communications, including documents that the Firm files with or submits to the SEC Staff and other regulatory bodies. If you become aware of a materially inaccurate or misleading statement in any communication to the Firm's clients, the SEC Staff, other regulatory bodies, or the public, you should report it immediately to yoursupervisor and the Compliance Department.

Reporting Violations

You are the Firm's first line of defense against unethical or improper business practices. If you observe or become aware of any conduct that you believe is unethical or improper - whether by another employee, a consultant, a supplier, a client, or other third party - you must communicate that information to the Firm's ownership, compliance officer (DCO) or counsel. They will take appropriate action.

If you are a supervisor, you have an additional responsibility to take appropriate steps to stop any misconduct that you are aware of, and to prevent its occurrence and/or recurrence. Supervisors that do not take appropriate action may be held responsible for failure to supervise properly.

If you prefer to report an allegation anonymously, you must provide enough information about the incident or situation to allow the Firm to investigate properly. EJR will not tolerate any kind of retaliation for reports or complaints regarding the misconduct of others that were made in good faith. Open communication of issues and concerns by all Associated Persons without fear of retribution or retaliation is vital to the continued success of the Firm. Unless the Firm's management learns of a problem, the Firm cannot deal with it. Concealing improper conduct often compounds the problem and may delay or hamper responses that could prevent or mitigate actual

damage. You may report items anonymously by contacting the Firm's Compliance Department.

Measures to be Undertaken in the Event of a Material Breach

The DCO is primarily responsibility for monitoring the Firm's compliance with its policies and procedures. This Code of Conduct details prohibited conflicts of interest, identified conflicts and many other areas of compliance concern. All Associated Persons are required to notify the DCO whenever they become aware of a possible violation of a policy or procedure. The DCO will, upon discovering a possible violation or having been provided with evidence that indicates a possible violation, immediately assess the available evidence and document the results of the investigation. In the case of serious violations, the CEO, Independent Board members and, if appropriate, counsel, maybe contacted by the DCO and provided with the details of the violation. If the violation is indeed a material violation, the DCO will consider whether the appropriate regulatory bodies must be notified.

Consequences of Violating the Code

If you are an Associated Person (other than an independent contractor), this Code forms part of the terms and conditions of your employment at the Firm; if you are an independent contractor this Code forms part of your agreement to provide services to the Firm. All Associated Persons are expected to cooperate in internal investigations of allegations of violations of the Code, and actual violations may subject you to the full range of disciplinary action by the Firm, including termination. The Firm may also report certain activities to its regulators, which could give rise to regulatory or criminal investigations. The penalties for regulatory and criminal violations may include significant fines, permanent bar from employment in the securities industry and, for criminal violations, imprisonment.

Attestation, Waivers, Amendments and Contact Information

Associated Persons are required to attest their knowledge of, and compliance with, the above-mentioned policies and procedures. Waivers and amendments to this Code, and any specific policy exemptions, must be approved and documented by the DCO. It is your responsibility to be familiar with the Code. If you have any questions regarding the Firm's Code of Conduct, the contact information is:

By mail to: Egan-Jones Ratings Company
                Attn: Compliance Department
                61 Haverford Station Rd
                Haverford, PA 19041
                Compliance@egan-jones.com

Books and Records, Retention Notification & Disclosure
(EJR Compliance Manual Effective 02/23/2021)

The Firm has a requirement pursuant to Rule 17g-2 and other applicable rules to maintain certain Firm books and records. These retention requirements are mentioned throughout this manual but are summarized below. The Compliance Department is responsible for overseeing the overall maintenance of Firm records, for coordination with different departments on their record retention responsibilities, and for sending records to regulatory bodies upon proper request. EJR has set up a control system for monitoring the retention of the records pursuant to its record retention policy.

Description of Record to Be Maintained	Manner of Retention	# Years
Original Entries for General Ledger	Electronic	Three
Records of Current Credit Ratings (All Issuers)	Electronic	Three
Identity of Credit Analyst(s) Participating in Rating	Electronic	Three
Identity of Person Who Approved Rating before Issue	Electronic	Three
If Quant Model Used, Backup for Material Difference Between Implied Model Rating and Final Rating	Electronic	Three
If Rating was Solicited From Issuer, Investment Bank, Subscriber, or Unsolicited	Electronic	Three
If Solicited - Name & Address of Person or Entity Who Paid for Issuance or Maintenance of Credit Rating	Electronic	Three
If Solicited - Credit Rating Determined or Maintained for Person or Entity Who Paid for Issuance or Maintenance of Credit Rating	Electronic	Three
For Subscribers to EJR Services, Identity and Address of the Subscriber	Electronic	Three
List of General Types of Services and Products Offered	Electronic or Paper	Three
Documentation of Established Procedures and Methodologies Used to Determine Credit Ratings	Electronic	Three
For Structured, Money Market or Asset-Backed Ratings, List of Assets Contained in Asset Pool, Underlying Credit Rating of Assets in Pool & Manner In Which Rating Was Determined for Rated and Unrated Assets	Electronic	Three
Record of All Ratings, All Historical Changes In Ratings (Including Dates), and CUSIP or CIK	Electronic	Three
Policies and Procedures required to Establish, Maintain, and Enforce Look-Back Reviews Pursuant to Section 15E(h)(4)(A) of the Act	Electronic	Three
Bank Statements, Invoices, Trial Balances, Cleared Checks, Bills, and Other Significant	Paper or Electronic	Three

Business Records Underlying Information in Financial Reports		
Internal Records, Including Nonpublic Information and Work Papers, Used to Form the Basis of a Credit Rating	Paper or Electronic	Three
Credit Analysis Reports, Credit Assessment Reports, Private Credit Rating Reports, Internal Records (Including Nonpublic Information and Work Papers) Used to Form the Basis for Report Opinions	Paper or Electronic	Three
Compliance Reports & Compliance Exception Reports	Paper or Electronic	Three
Internal Audit Plans, Audit Reports, Related Documents, and Follow-Up Measures Necessary to Perform a Credit Rating Agency Audit	Paper or Electronic	Three
Marketing Materials Published or Otherwise Made Available to Persons Not Associated with Firm (including approvals)	Paper or Electronic	Three
External and Internal Communications, Including Electronic Communications, Received and Sent Related to Initiating, Determining, Maintaining, Monitoring, Changing, or Withdrawing a Credit Rating	Electronic	Three
Written Communication Containing Complaints on Credit Analysts, Ratings & Products	Paper or Electronic	Three
Internal documents that contain information, analysis, or statistics that were used to develop a procedure or methodology to treat the credit ratings of another nationally recognized statistical rating organization for the purpose of determining a credit rating for a security or money market instrument issued by an asset pool or part of any asset-backed securities transaction.	Paper or Electronic	Three years after record updated / replaced
For each security or money market instrument identified in the record required to be made and retained under paragraph (a)(7) of this section, any document that contains a description of how assets within such pool or as a part of such transaction not rated by the nationally recognized statistical rating organization but rated by another nationally recognized statistical rating organization were treated for the purpose of determining the credit rating of the security or money market instrument.	Paper or Electronic	Three
Forms NRSRO (including Exhibits and accompanying information and documents) the nationally recognized statistical rating	Paper or Electronic	Three

organization filed with or furnished to, as applicable, the Commission.		
The internal control structure the nationally recognized statistical rating organization is required to establish, maintain, enforce, and document an effective internal control structure governing the implementation of and adherence to policies, procedures, and methodologies for determining credit ratings pursuant to Section 15E(c)(3)(A) of the Act.	Paper or Electronic	Three years after record updated / replaced
The policies and procedures the nationally recognized statistical rating organization is required to establish, maintain, enforce, and document with respect to the procedures and methodologies used to determine credit ratings pursuant to Rule 17g-8(a).	Paper or Electronic	Three years after record updated / replaced
The policies and procedures the nationally recognized statistical rating organization is required to establish, maintain, enforce, and document with respect to credit rating symbols, numbers, or scores, pursuant to Rule 17g-8(b).	Paper or Electronic	Three years after record updated / replaced
The standards of training, experience, and competence for credit analysts the nationally recognized statistical rating organization is required to establish, maintain, enforce, and document pursuant to Rule 17g-9.	Paper or Electronic	Three years after record updated / replaced

The Firm maintains its records mainly in electronic format. Ratings, disclosures, ratings changes, and Form NRSRO are maintained on the website for access by clients. Private ratings are generally delivered to the clients via email or a format mutually accepted by the client and the Firm. Email acts as the main form of communication within the Firm. Email hosting and archiving is performed and maintained by an appropriate outside electronic storage vendor. Research reports are maintained electronically, in most cases are broadcast via email to customers upon publication, and are posted to the Firm's website. Backup files supporting the activities are maintained on servers in the main office. Paper records are backed up by scanning them so they are captured and retained.

The Firm's email system constitutes Electronic Storage pursuant to SEC Rules 17a-4(f) and 17g-2(b)(7), and requires a notification for provisioning or a written undertaking to be supplied to the SEC. Such notice from the storage provider should state something materially similar to:

The undersigned acknowledges that books and records it has made or is retaining for Egan-Jones Ratings Co. are the exclusive property of Egan-Jones Ratings Co. The undersigned undertakes that upon the request of Egan-Jones Ratings Co, it will promptly provide the books and records to Egan-Jones Ratings Co. or the U.S. Securities and Exchange Commission ("Commission") or its representatives and that upon the request of the Commission it will promptly permit examination by the Commission or its representatives of the records at any time or from time to time during business hours and promptly furnish to the Commission or its representatives a true and complete copy of any or all or any part of such books and records.

The Compliance Department oversees obtaining such provisioning or undertaking representations and maintains copies.

Original Entries for General Ledger - The Accounting personnel is responsible for bookkeeping entries for the financial books and records. Backup for entries into the General Ledger are contained within the QuickBooks (QB, or other compatible software) files. Such QB files are password protected with access restricted to the Accounting personnel.

Management of Conflict of Interest
(EJR Compliance Manual Effective 02/23/2021)

In order to manage these conflicts, the Firm has established policies and procedures to protect the integrity of the ratings process and to reasonably prevent undue influence by non-Analytical employees or unaffiliated parties with the ratings process, refer to Form NRSRO Exhibit 7, "Policies and Procedures to Address and Manage Conflicts of Interest." The Compliance Department performs annual risk assessments, with a view toward prioritizing its monitoring activities.

Solicited Ratings

Private ratings are not published to the website unless requested by the client. Analysts may provide the requestor of a solicited credit rating advance notification of a credit rating prior to its formal dissemination. Analysts may take into account feedback pertaining to factual inaccuracies and errors. If a material inaccuracy or error is identified, EJR may re-convene a RRC to re-evaluate any new material information. EJR nevertheless maintains ultimate control and independence over its ratings opinions, as well as editorial control over its publications. Analysts shall adhere to more detailed guidance within the ROG pertaining to feedback and appeals.

Separation between Ratings and Marketing

The Firm's Ratings Group is separated from the Sales and Marketing areas and isolated from information regarding fees.

Pursuant to Rule 17g-5(c)(6), a person who participates in negotiating, discussing, or arranging rating fees shall not participate in determining credit ratings, or developing or approving procedures or methodologies used for determining credit ratings, including qualitative and quantitative models.

Importantly, pursuant to Rule 17g-5(c)(8), no Firm Employees who participate in determining or monitoring credit ratings, or developing or approving procedures or methodologies used for determining credit ratings, including qualitative and quantitative models, may also: (i) Participate in sales or marketing of an EJR, EJP, or other ancillary product or services (including the determination and negotiation of fees for ratings, proxy, and other ancillary services); or (ii) be influenced by sales or marketing considerations. The sales staff is responsible for negotiating, discussing, and arranging fees. The responsibility of fee determination and negotiation is specifically segregated away from the Ratings so that the ratings analysts are not exposed and possibly influenced by the sales and marketing considerations.

Employees must also ensure to abide the above rules while they attend conferences, professional events, and other similar settings.

The sales and marketing department should not include commercial terms in any e-mail correspondence with ratings staff and should instruct clients of such limitation.

In the event that analysts become aware of any fees, they shall report to their supervisor (without forwarding the

fee information to other analyst) and Compliance Department immediately. Unless the Compliance Department determines that Analytical staff who have come into contact with fee information have not: (a) participated in and (b) been influenced by sales or marketing considerations, they shall be removed from the process of rating that issuer or follow the direction given by the Compliance Department.

In the event that a sales/marketing employee is exposed to rating information before the rating is finalized, the employee shall promptly report such fact to the Compliance Department and follow their guidance. The Compliance Department shall review the cause of the event and provide prevention if possible.

Separation between Compliance and Marketing

Compliance personnel are prohibited from acting in any marketing capacity.

Role changes within the EJR

Staff members may from time to time transition between analytical, commercial, and general management roles. Prior to the effectiveness of any such role change, staff members must consult and work with the Compliance Department to ensure that conflicts of interest are appropriately addressed.

Separation between Ratings and Proxy

Egan-Jones Proxy Services ("EJP") provides research, recommendations, voting, and voting record keeping services on various shareholder proxy voting matters. The service includes an evaluation of the various agenda items in the proxy statements, recommended voting action, and an overall rating of the firms' corporate governance. In addition, EJP provides a web-based interface to enable clients to access reports prior to the voting date which are archived thereafter for up to five years. EJP and EJR personnel do not have access to each other's client websites, client holdings, draft reports, and other aspects related to the issuance of reports for each business. EJP personnel may not be involved in the generation of EJR ratings reports and EJR personnel may not be involved in the generation of EJP reports. The Firm restricts rating analysts from initiating meetings with current and prospective proxy clients, and they are also restricted from exposure to sales and marketing efforts. The Firm's executives who might be involved in the rating review process must also comply with such rules even though they are allowed to communicate general Firm support to current and prospective clients.

EJP and EJR personnel must remain separate from each other's social media websites. For example, no tweets or re-tweets are permitted from EJP to EJR, or vice-versa involving proxy positions, voting, client information, and any other information that may influence the independence of ratings. Access to any social media websites shall be approved by the Compliance Department. The Compliance Department shall oversee the social media activities on these websites.

Personal Securities Transactions and Holdings

EJR's personal securities policy is designed to address potential conflicts of interest in cases where its Associated Persons have ownership positions in issuers the Firm does business with. The policy generally only allows for the ownership or trading of mutual funds, ETFs and the existence of blind trusts and similar investment vehicles managed by a third-party, where the Associated Person has no direct or indirect influence or control over the trust or account ("Third-Party Accounts"). Any waivers and exemptions shall be granted by the Compliance Department. More information is available in the Code of Conduct.

Outside Business Activities

Outside business activities are defined as any activity undertaken by an Associated Persons involving a business enterprise unrelated to the Firm or involving an entity which might be rated by the Firm, including any employment, paid consulting activities or serving on a company board.. Excluded from this definition are activities with civic,

religious, academic, non-profit, and other similar enterprises. The Firm has set up the compliance control 'Compliance Response Sheet' and requires Board members and Associated Persons to disclose their outside business activities periodically. [Any outside business activities must be pre-approved by the Compliance Department]. Ratings analysts specifically are not permitted to have outside business activities which conflict with the issuance of ratings. The Outside Business Activities Disclosure Form is attached in the Appendix.

Monitoring Ten Percent Revenue Rule

EJR has adopted policies, procedures and internal controls to monitor the risk of exceeding the 10% threshold of total net revenue provided in Rule17g-5(c)(1) (the "10% Rule").

Accounting personnel will recognize net revenue periodically and calculate the percentage per client against the total net revenue by using appropriate methods. Accounting will report the calculated results to the Marketing and Compliance Departments periodically, the latter of which will analyze the reports and follow up with the appropriate actions permitted by the law. Sales and Marketing personnel must monitor client sales and alert the Accounting Department if at any time a client is expected to exceed the 10% threshold.   The Board of Directors oversee and provide advice to enhance the procedures and best practices to monitor compliance with the 10% Rule.

Rule 17g-5(a)(3) for ABS

EJR is currently not a registered as an NRSRO for ABS, thus Rule 17g-5(a)(3) does not apply to the Firm. Should the Firm register for and be granted NRSRO status for ABS, compliance with this rule will be activated.

Prohibited Acts and Practices Policy
(EJR Compliance Manual Effective 02/23/2021)

The Firm and its Associated Persons are specifically prohibited from engaging in any unfair, coercive or abusive practices. The Firm educates its Associated Persons on the identification of unfair practices to ensure that the personnel do not engage in any such practices. Examples of such practices are conditioning ratings on certain actions or threatening to issue a lower rating for an issuer's securities than otherwise warranted based on certain actions, or threatening to lower ratings of an issuer in certain cases. Specifically, the following practices are prohibited:

(1) Conditioning or threatening to condition the issuance of a credit rating on the purchase by an obligor or issuer, or an affiliate of the obligor or issuer, of any other services or products, including pre-credit rating assessment products, of the Firm and its Associated Persons.

(2) Issuing, or offering or threatening to issue, a credit rating that is not determined in accordance with the Firm's established procedures and methodologies for determining credit ratings, based on whether the rated person, or an affiliate of the rated person, purchases or will purchase the credit rating or any other service or product of the Firm and its Associated Persons.

(3) Modifying, or offering or threatening to modify, a credit rating in a manner that is contrary to the Firm's established procedures and methodologies for modifying credit ratings based on whether the rated person, or an affiliate of the rated person, purchases or will purchase the credit rating or any other service or product of the Firm and its Associated Persons.

(4) Issuing or threatening to issue a lower credit rating, lowering or threatening to lower an existing credit rating, refusing to issue a credit rating, or withdrawing or threatening to withdraw a credit rating, with respect to securities or money market instruments issued by an asset pool or as part of any asset-backed securities transaction, unless all or a portion of the assets within such pool or part of such transaction also are rated by the Firm, where such practice is engaged in by the Firm for an anticompetitive purpose.

Post-Employment Conflict Determination
(EJR Compliance Manual Effective 02/23/2021)

The Firm is required to perform "look-back" reviews related to former personnel who had been directly involved in the rating process.

1. Look-back reviews must be conducted in those cases where EJR knows or reasonably can be expected to know that: (1) a former EJR Associated Person has taken a position as an employee of an obligor, issuer, underwriter or sponsor of a security or money market instrument for which EJR issued a credit rating, and (2) such former EJR Associated Person participated in any capacity in determining such credit rating during the 12 month period preceding the date an action was taken with respect to the credit rating (24 months if the former EJR Associated Person worked in a European Union (EU) office) prior to departing EJR's employ;

2. For a five year period after such former EJR Associated Person departs EJR's employ, EJR must undertake reasonable efforts to track that person's employment and report such information to the SEC under certain circumstances, as described in EJR's Post-Employment Procedures; and

3. Former EJR Associated Persons in the EU and other related persons, and persons closely associated with any of them, are prohibited from taking key management positions at a rated entity for which the former EJR Associated Person participated in the credit rating process for at least six months after the last credit rating in which the former EJR Associated Person participated.

The Firm conducts a best-efforts review of 5-year subsequent employment after leaving the Firm to reasonably detect if such former Associated Person gains employment with an obligor, issuer, underwriter or sponsor of a security or money market instrument the Firm rates. The Firm will also perform such review to meet the other regulatory bodies' requirements (such as ESMA). Please see the Look-Back Review Procedures and Transition Reports Procedures described below.

Look-Back Review Policy
(EJR Compliance Manual Appendix Effective 12/20/2021)

Policy

EJR must conduct the look-back reviews pursuant to section 15E(h)(4)(A) of the Act of 1934 to determine and address the instances a conflict of interest influenced a credit rating assigned to an obligor, security, or money market instrument, and take the necessary actions with regard to the credit rating by following the rules and instructions in section 15E(h)(4)(A), 15E(h)(5), 17g-8(c), 17g-7(a)(1)(ii)(J)(3), and any other regulatory rules if appropriate.

1. Look-back reviews must be conducted in those cases where EJR knows or can reasonably be expected to know that: (1) a former EJR employee has taken a position as an employee of an obligor, issuer, underwriter or sponsor of a security or money market instrument for which EJR issued a credit rating, and (2) such former EJR employee participated in any capacity in determining credit ratings for such entity or such security or money market instrument during the one-year period preceding the date an action was taken with respect to the credit rating (24 months if the former EJR employee worked in a European Union (EU) office) prior to departing EJR's employ;

2. For a five year period after such former EJR employee departs EJR's employ, EJR must undertake reasonable efforts to track that person's employment. EJR shall report such employment information to the U.S. Securities and Exchange Commission under certain circumstances, as described in EJR's Post Employment Procedures;

3. Former EJR employee in the EU and other related persons, and persons closely associated with any of them, are prohibited from taking key management positions at a rated entity for which the former EJR employee participated in the credit rating process for at least six months after the last credit rating in whichthe former EJR employee participated.

Look-Back Review Procedures

The Firm takes adequate proactive measures, such as social-media searches and conducts a best-efforts review of subsequent employment for a 5-year period after leaving the Firm to reasonably detect if such former employee gains employment with an issuer the Firm covers. The Firm will also perform such review to meet the other regulatory bodies' requirements.

1. **Notification - Direct Manager/ Human Resources (HR)**

Upon being notified of the Employment Termination of a departing analyst, the direct manager or HR:

1) Determines a formal departure date and makes every effort to identify the new employer of the departing analyst, either by conducting a web search, social media, emailing, or by other reasonable means. If there are no results, the Compliance Department will continue to search after the analyst departs.
2) Notifies the Compliance Department in writing, as soon as practicable, of the departing analyst's Employment Termination and, if known, the identity of the new employer.

2. **Assessment and Look-Back Review - Compliance**

Upon receiving notification of a departing analyst's Employment Termination and related information, the compliance department promptly undertakes a preliminary assessment to determine the need for a Look-Back Review.

A. Preliminary Assessment

Questions	Search Outcome	Next Steps
Is the new employer an entity or the issuer, underwriter, or sponsor of a security or money market instrument subject to a credit rating of the EJR?	No	The Compliance Department promptly documents that fact, and a Look-Back Review is not required.
	Yes	Go to next question
Were any ratings of such entity or such security or money market instrument by EJR issued prior to departing analyst's departure?	No	The Compliance Department promptly documents that fact, and a Look-Back Review is not required.
	Yes	Go to next question
Did the departing analyst participate in any capacity in determining credit ratings for such entity or such security or money market instrument during the one-year period preceding the most recent rating action taken by EJR prior to the departing analyst's departure to work for the rated entity, or the issuer, underwriter or sponsor of the rated security?	No	The Compliance Department promptly documents that fact, and a Look-Back Review is not required.

	Yes	The Compliance Department promptly documents that fact and institutes a Look-Back Review

The Compliance Department then ensures that documentation of the preliminary assessment includes:

I. Name of departing analyst;
II. Date of Employment Termination;
III. Name of new employer; and
IV. As applicable, date it was determined that:

a. EJR does not rate the new employer or a security or money-market instrument issued, underwritten or sponsored by the new employer;
b. the departing analyst did not, during the Review Period, participate in determining a rating of or related to the new employer; or
c. a Look-Back Review is required.

B. Look-Back Review

I. The Compliance Department shall institute and oversee the Look-Back Review to ensure it is completed in accordance with this Procedure. Upon completion of the Look-Back Review, the Compliance Department shall update the supporting records as appropriate.
II. In all cases where the Compliance Department recommends remedial action as a result of a Look-Back Review, the Compliance Department shall notify the CEO/ Board of Directors. This can be done through quarterly Board Meetings to the Board or otherwise as deemed appropriate. The Compliance Department also may notify the appropriate regulatory authorities of matters related to a Look-Back Review, and/or take other action.

3. Review - Direct Manager/Managing Director ("Reviewer")

The Reviewer is responsible for:

1) Notifying HR when an analyst terminates his or her employment with EJR.
2) Providing information requested by the Compliance Department (e.g., determining the role a departing analyst played in the rating of the entity or instrument).
3) Managing the entire review process under the oversight of the Compliance Department.
4) Promptly determining whether the current rating was influenced by a conflict of interest. In making this determination, the Reviewer shall, as appropriate, consider the nature of the departing analyst's involvement in the rating process; review the subject rating file(s); interview members of the subject Ratings Review and Policy Committee ("RRC"); and make such other inquiries as the circumstances warrant. An analyst's conflict of interest will be deemed to have influenced a rating if, absent the conflict, EJR would have issued a different rating.

    I. If the Reviewer determines that the rating was not influenced by a conflict of interest, the Reviewer shall promptly notify the Compliance Department, in writing, of that determination, and the review process ceases.
    II. If the Reviewer determines that the rating was influenced by a conflict of interest, the Reviewer shall promptly notify the Compliance Department, in writing, of that determination and shall take the following additional steps within fifteen (15) calendar days from the date of the determination that the credit rating was influenced by a conflict of interest.

5) Convene RRC to determine whether the credit rating must be revised.
6) Depending on the decision of the RRC, either:

Promptly publish that confirms the subject credit rating and includes the following:

a. An explanation that the reason for the rating action is the discovery that a credit rating assigned to the obligor, security or money market instrument in one or more prior rating actions was influenced by a conflict of interest;
b. A description of the nature of the conflict;
c. An explanation of why the affected rating is not being revised notwithstanding the presence of the conflict;
d. Date(s) and rating(s) of each prior rating issued subject to the conflict; and
e. A description of the impact the conflict had on the prior rating action(s).

OR

Promptly publish that revises the subject credit rating and that includes the following:

a. An explanation that the reason for the action is the discovery that a credit rating assigned to the obligor, security or money market instrument in one or more prior rating actions was influenced by a conflict of interest;
b. A description of the nature of the conflict;
c. Date(s) and rating(s) of each prior rating issued subject to the conflict; and
d. A description of the impact the conflict had on the prior rating action(s).

If the rating is not confirmed or revised within fifteen (15) calendar days of the discovery that the credit rating was influenced by a conflict of interest, the rating must be placed Under Review, with the appropriate Implication designation. The press release should indicate the reason for placing the rating Under Review is the result of discovering the credit rating was influenced by a conflict of interest. The rating should then be confirmed or revised as promptly as possible and the appropriate disclosure as referenced in paragraph 6 above should be made.

Transition Reports Procedures

EJR shall report to the US Securities and Exchange Commission ("SEC") any case which EJR knows or can reasonably be expected to know that a person formerly associated with EJR within previous five (5) years becomes employed by any obligor, issuer, underwriter or sponsor of a security or money market instrument for which EJR issued a credit rating during the 12-month period prior to such new employment. This reporting obligation applies to:

(i) Senior Officers of EJR;
(ii) EJR analyst who participated in any capacity in determining credit ratings for such obligor, issuer, underwriter, or sponsor; or
(iii) Anyone who supervised a person described in 4.(ii) above.

A. Determining the Need for a Transition Report

1. Employee log: The Compliance Department maintains a log of all Senior Officers, analyst and supervisors of analyst who have terminated their employment with EJR, including those persons as to whom a Look-Back Review was not required. This log includes the following information:

- Person's name and title;
- With regard to an analyst, supervisor, and senior officers;
- Start date and departure date; and
- List of post-EJR employer(s).

2. Annual review: On an annual basis, the Compliance Department seeks to confirm the current employer of the each Senior Officer, analyst and supervisors of analyst on the log to determine if such persons have become employed by an obligor, issuer, underwriter or sponsor of a security or money market instrument for which EJR issued an NRSRO credit rating during the past twelve (12) months prior to such employment. The details for a particular person are checked for a period of five (5) years after the end of that person's association with EJR. The Compliance Department may use all reasonable efforts to determine current employers, including social media and interviews with former colleagues. In the case of an analyst and his or her supervisors, the Compliance Department will also determine if the analyst participated in any capacity in determining credit ratings for such obligor, issuer, underwriter or sponsor.

Questions	Search Outcome	Next Steps
Did EJR issued an NRSRO credit rating during the past twelve (12) months prior to the current employer of the each Senior Officer, analyst and supervisors of analyst on the log have become employed by an obligor, issuer, underwriter or sponsor of a security or money market instrument?	No	The compliance promptly documents that fact, and transition report to commission is not required.
	Yes	Go to next question
Are the employees on the log (1) Senior Officer (2) Analyst who participated in determining credit rating or (3) supervisor within five (5) years of Employment Termination from EJR	No	The compliance promptly documents that fact, and transition report to commission is not required.
	Yes	The compliance promptly documents that fact, and transition report to commission is required.

B. Submitting NRSRO Transition Reports

The Compliance Department will submit an employment transition report to the SEC when it is determined that:

1) A Senior Officer, analyst or supervisor of an analyst has, within five (5) years of Employment Termination from EJR, obtained employment with an obligor, issuer, underwriter or sponsor of a security or money market instrument for which EJR has issued an NRSRO rating;
2) EJR has issued an NRSRO rating for such obligor, issuer, underwriter or sponsor of a security or money market instrument during the 12-month period prior to such new employment; and
3) In the case of an analyst or his or her supervisors, the analyst participated in any capacity in determining EJR NRSRO credit ratings for such obligor, issuer, underwriter or sponsor.

Outside Business Activities
(EJR Compliance Manual Effective 02/23/2021)

Outside business activities are defined as any activity undertaken by an Associated Persons involving a business enterprise unrelated to the Firm or involving an entity which might be rated by the Firm, including any employment, paid consulting activities or serving on a company board.. Excluded from this definition are activitieswith civic, religious, academic, non-profit, and other similar enterprises. The Firm has set up the compliance control 'Compliance Response Sheet' and requires Board members and Associated Persons to disclose their outside business activities periodically. [Any outside business activities must be pre-approved by the Compliance Department]. Ratings analysts specifically are not permitted to have outside business activities which conflict with the issuance of ratings. The Outside Business Activities Disclosure Form is included below.

OUTSIDE BUSINESS ACTIVITIES DISCLOSURE FORM
(EJR Compliance Manual Appendix Effective 12/20/2021)

Egan-Jones Ratings Company ("EJR") defines outside business activities as any activity involving a business enterprise or an entity which might be rated or covered by EJR. Civic, religious, academic, non-profit, and other similar enterprises are excluded from the definition.

Outside business activities by employee, independent contractor, or director (collectively an "Associated Person") may present a potential conflict of interest, and are required to be disclosed. Ratings analysts are not permitted to have outside business activities which conflict with the issuance of ratings.

All Associated Persons are required to disclose their outside business activities upon initial employment (or assignment for directors), annually thereafter, and when there is a change in outside business activity status.

I have outside business activities: YES ☐ NO ☐

If YES, please list and provide requested information for all outside business activities:

Name of Outside Activity / Entity	Role in Outside Activity	Are You Compensated?	Does Outside Activity/Entity Know Your EJR Status?

Print Name: _____

Signature: _____

Date: _____

EJR has established a procedure so that any complaints received regarding credit ratings opinions, models, methodologies and its adherence to securities laws, rating and compliance policies and procedures are subject to standard intake, evaluation and remediation processes. (Appendix – EJR Complaint Procedures)

For purposes of this requirement, unless they meet one of the definitions above, the following are not in and of themselves considered to be Complaints:

1)   general expressions of disagreement with particular Credit Ratings, the outcome of a rating group, or the models and/or methodologies used by EJR in formulating its Credit Ratings;
2)   an external request to appeal a Credit Rating;
3)   a comment on whether in-use methodologies for determining Credit Ratings should be updated; or
4)   a comment received by EJR as part of the Request for Comment process.

Anyone may report a complaint regarding EJR or tips alleging a violation of legal or regulatory obligations directed to the DCO of EJR, as follows:

- Verbally: DCO or Compliance Department
  Telephone: 646-791-9301, (844)-495-5244

- Email: Complaints@egan-jones.com

- By Mail: Egan-Jones Ratings Company
  Attn: Compliance
  61 Haverford Station Rd
  Haverford, PA 19041

- Through the "Contact Us" page of the Egan-Jones website https://www.egan-jones.com/trial?contact=1

Complaints may be made on a confidential or anonymous basis by an employee or user of credit ratings. Complaints will be investigated according to the Company's standard procedures and a written response may be provided in due course, in cases where the identity of the complainant has been provided.

Tips alleging that an issuer of securities rated by EJR has committed or is committing a material violation of the law may be referred to an appropriate law enforcement or regulatory body as required by statute.

EJR personnel who are the direct recipients of external complaints are required to forward the details of the complaint and the complainant's contact information to the Compliance Department on a timely basis.

All complaints and relevant information, including any written complaints that were submitted by persons outside the NRSRO concerning the performance of an analyst in initiating, determining, maintaining, monitoring, changing, or withdrawing a rating which must be retained under Rule 17g-2(b)(8), will be retained for three years under Rule 17g-2(c). Please see "EJR COMPLAINT PROCEDURES" in below for detail information.

Pursuant to Section 15E(j) of the Securities Exchange Act of 1934 (the "Exchange Act"), EJR's DCO is required to establish procedures for the receipt, retention, and treatment of:

(A) complaints regarding credit ratings, models, methodologies, and compliance with the securities laws and the policies and procedures developed under this section; and

(B) confidential, anonymous complaints by employees or users of credit ratings. (collectively, a "Complaint").

Receipt, Retention and Treatment of Complaints

1. Complaints may be received through various sources and may be submitted on a confidential, anonymous basis. Any employee who receives an internal or external expression of dissatisfaction ("allegation") that appears to be a Complaint or a potential Complaint shall promptly refer it to the DCO or Compliance Department ("Compliance"). This includes both written and oral complaints.

2. The DCO shall promptly evaluate such allegation and determine whether it should be logged in EJR's Complaint Log. If you are unsure whether an allegation received constitutes a complaint, you should immediately contact Compliance.

3. Compliance, with the relevant departments' assistance as needed, will analyze the allegation as well as any related documentation, including the related reports, ratings or other services involved and determine if such allegation is a Complaint, as defined above.

4. If the allegation is determined to be a non-Complaint, the responsible supervisor or the relevant department will follow up regarding the issue, as appropriate. If the allegation is revealed as a potential complaint later on, the responsible supervisor or the relevant department shall promptly submit the issue to Compliance for re-assessment. The responsible supervisor shall consult with Compliance for any guidance as needed. Compliance oversees the process and may intervene as needed.

5. Compliance may conduct an investigation and interview any relevant parties for a Complaint. Compliance may reach out to EJR's subject matter expert or external experts for any necessary information and support. Based on the investigation results, Compliance may make recommendations and take certain actions deemed appropriate. Compliance will oversee the implementation of the recommendations and the outcome of the actions to ensure that the Complaint is addressed appropriately.

6. Compliance may also consult with internal or external Legal Counsel if a Complaint involves an alleged violation of a law, rule or regulation. If the Complaint is deemed to involve a material violation, Compliance shall follow applicable procedures (including disciplinary procedures) in addressing any such violation.

7.
   All the above procedures, along with the supporting information, shall be promptly and fully documented per the documentation requirements in the section below.

Additional Notes

1. Complaints involving an employee's direct supervisor may be submitted to EJR Compliance. Complaints involving Compliance may be submitted to the President or the Board of Directors of EJR.

2.	Complaints can be oral or written. All complaints must be in English or translated into English and forwarded to Compliance for assessment, investigation and handling. Any employee who receives a verbal Complaint should encourage the Complainant(s) to provide a written description of the basis for the Complaint, so that the details of the Complaint are clear and complete. If the Complainant chooses not to submit a written complaint, the employee must still report the oral Complaint.

3.	Complaints may be shared internally only with individuals who are on a need-to-know basis, or are actively assisting in the investigation and/or resolution of the Complaint.

4.	Complaints shall be followed and resolved promptly within a reasonable time frame depending on the complexity of the Complaint.

Documentation Requirements

1. The complaint log will contain the following information:
- When the Complaint was received
- Who filed the Complaint (if known)
- The name of each EJR Associated Person involved in the Complaint (if applicable)
- A general description of the issues that led to the Complaint
- Correspondence/attachments related to the Complaint (originals preferred)
- The follow-up action taken in response to the Complaint and the rationale for the decision
- Date the Complaint was closed out

2. Compliance will retain all Complaints and related documents in hard copy (originals preferred) and/or electronic form for a minimum of three years after the complaint was initially received, or longer as required by regulation. The following items will be retained within the Complaints file:
- A copy or transcript of the Complaint and the date the Complaint was received,
- Documents procured during the investigation and recommendations provided by Compliance with respect toresponding to the Complaint,
- Any communications sent back to the original complainant, including the dates of these communications,and
- Final actions, if any, taken by EJR in response to the Complaint.

The complaint log will be maintained by the Compliance Department.

DUTY TO REPORT TIPS ALLEGING MATERIAL VIOLATIONS OF LAW - 15E(U)
(EJR Compliance Manual Appendix Effective 12/20/2021)

EJR follows the Rule 15E(u) requirement regarding the duty to report tips alleging material violations of law:

(1) Duty to Report: EJR shall refer to the appropriate law enforcement or regulatory authorities any information that EJR receives from a third party and finds credible that alleges that an issuer of securities rated by EJR has committed or is committing a material violation of law that has not been adjudicated by a Federal or State court.

(2) Rule of Construction: Nothing in paragraph (1) may be construed to require EJR to verify the accuracy of the information described in paragraph (1).

Compliance Oversight – Board of Directors
(EJR Compliance Manual Effective 02/23/2021)

The Firm has an appointed Board of Directors to comply with the provisions of the Dodd-Frank Act. The Board is comprised of a minimum of 3 persons, at least ½ of which (not fewer than 2 persons) are independent of EJR. A portion of the Independent persons shall include users of EJR ratings.

In addition to the overall board responsibilities, the Board is empowered by mandate to oversee the establishment, maintenance and enforcement of the NRSRO's policies and procedures related to the determination of credit ratings and for the addressing, management and disclosure of conflicts of interest, the effectiveness of internal control system with respect to policies and procedures for determining credit ratings and the compensation and promotion policies and practices of the firm.

The Board has final approval on all Rating Procedures and Methodologies ("Methodologies"), including the qualitative and quantitative data and models. The Board's approval shall be documented in the Board meeting minutes and other Board meeting materials as appropriate. Any internal Board members who may participate in commercial activities shall abstain from voting to approve methodologies, procedures and models used to determinecredit ratings. In addition, such Board members are prohibited from attempting to influence the votes of other Board members as regards the approval of methodologies, procedures and models used to determine credit ratings. Notwithstanding these prohibitions, such Board members may become involved in governance-related matters.This may include, but is by no means limited to, data quality, model versioning, locking down models to prevent unauthorized changes, etc.

Members of the Board are compensated at a set schedule which is independent of the revenues of the firm. In most cases, Independent Board members are already established in their respective businesses and do not serve because of the compensation structure, but rather to further the interests of the Firm.

The Board normally meets on an at least quarterly basis and receives updates and / or reports from various members of the management team. The Board acts as an oversight body to the Firm's compliance efforts and acts as a direct reporting body of the CEO, DCO and RRC.

Independent Directors

Independent Directors (and Independent Chairperson if applicable) are selected on the basis of their knowledge of the investment field, including expertise in economics, equity and fixed income markets andfinancial ratings, and interest and ability in assisting the Firm. Independent Directors attest and adhere to EJR's Board Code of Conduct, which is tailored to their duties and responsibilities.

In order to be considered independent, a member of the board of directors may not, other than in his or her capacity as a Board member or any committee thereof, accept any consulting, advisory, or other compensatory fee from EJR, or associate with EJR or its affiliates. Independent Directors shall be disqualified from any deliberation involving a specific rating in which they have a financial interest in the outcome of the rating.

Scope of this Procedure- This procedure provides guidance to staff members when changing roles internally.

<u>Definitions</u>

Analytical Role- The staff member participates in performing credit rating analysis, voting in a rating committee, or developing or approving models, procedures or methodologies used to determine credit ratings. An Analytical staff member may never participate in sales or marketing activities.

Analytical Activities- Analytical Activities means: (i) participation in determining or approving credit ratings, as well as (ii) participation in developing or approving models, methodologies or procedures that are used to determine credit ratings.

Commercial Role- The staff member's primary responsibilities entail the day-to-day performance (either as an individual contributor or as a department manager) of sales and / or marketing activities. A Commercial staff member may never participate in Analytical Activities.

General Management Role- The staff member's primary responsibilities entail the day-to-day performance (either as an individual contributor or as a department manager) of functions such as operations, business strategy, IT, HR, compliance, legal, risk management or similar roles. A General Management staff member may directly or indirectly supervise staff members in a Commercial Role or Analytical Role, though not in the capacity of a department head. A General Management staff member may participate from time to time in sales and marketing activities. A General Management staff member may never participate in Analytical Activities.

Cooling Off Period- A period of time during which a staff member may not perform some or all of the responsibilities associated with their new role. A Cooling Off Period lasts for two months from the date the staff member begins their new role. A Cooling Off Period is not required in all instances. In addition, the DCO is empowered to make certain exceptions to a Cooling Off Period, provided that enhanced compliance monitoring is performed and documented in all cases where exceptions are made. See below for further detail.

<u>Changing Roles</u>

Transitioning from a Commercial Role or a General Management Role to an Analytical Role- Staff membersshall observe a Cooling Off Period pertaining to the following activities: voting in a rating committee; developing models, procedures and methodologies used to determine credit ratings; and approving models, procedures and methodologies used to determine credit ratings. Staff members may perform credit rating analysis provided they do not act as a Primary Analyst during the Cooling Off Period. During a Cooling Off Period, staff members may attend internal meetings pertaining to models, procedures and methodologies used to determine credit ratings in order to facilitate learning / getting up to speed on analytical matters.

Transitioning from an Analytical Role to either a Commercial Role or a General Management Role- Staff members shall observe a Cooling Off Period pertaining to the marketing or selling of credit ratings to any Person (as defined in the federal securities laws) for whom the staff member either voted in a rating committee or acted as a Primary Analyst during the preceding six months.

Transitioning within or between General Management Roles and Commercial Roles- No Cooling Off Period is required.

<u>Other Matters to Consider</u>

Network Access- Staff members are accountable for ensuring that their network appropriately reflects their role on

the day they begin their new role. Consultations with Compliance should take place prior to effective date of any new role, as necessary.

    Training- Staff members are accountable for ensuring they complete any required training (as determined by their manager) within one month of beginning a new role.

POLICY GOVERNING CONSULTING SERVICES FOR CREDIT RATING CLIENTS

(EJR Compliance Appendix Effective 12/20/2021)

EJR does not provide consultancy or advisory services to Rated Entities or their related third parties (whether in the role of obligor, issuer, underwriter, arranger, sponsor or otherwise) regarding the corporate or legal structure, assets, liabilities or activities of that Rated Entity or related third party. EJR does not make proposals or recommendations on the design of debt instruments.

OTHER SERVICES GUIDELINES

(EJR Other Services Guidelines Effective 12/20/2021)

    Section 1: Background- These guidelines have been put in place to assist staff in understanding and meeting industry best practices pertaining to the provision of non-credit ratings products and services ("Other Services"). All products or services shall be designated as a credit rating product or as an Other Service.

    Section 2: Documentation Requirements- Before offering Other Services to clients, EJR should have in place the following final (i.e., non-draft) versions of documents:
(a) An internal procedure and/or methodology governing the manner in which the Other Service is to be produced; and

(b) A public-facing document (e.g., methodology, brochure or marketing document describing the Other Service).

    All such procedures and documents shall be reviewed and approved by Compliance and Legal prior to use.

    Section 3: Prohibited Acts and Practices- The purchase of Other Services is always optional and the issuance of a credit rating is never contingent on the purchase of any Other Service. The decision to purchase Other Services shall have no impact on any credit rating level. Credit ratings are determined by the RRC in accordance with established policies, procedures, methodologies and models.
The following constitute prohibited acts and practices and no staff may engage in any such conduct:
    (a) Conditioning or threatening to condition the issuance of a credit rating on the purchase of any Other Services, including pre-credit rating assessment products;

    (b) Offering to issue a credit rating that is not determined in accordance with established procedures and methodologies based on whether the person purchases the credit rating or any Other Service;

    (c) Offering to modify a credit rating in a manner that is contrary to established procedures and methodologies based on whether the person purchases the credit rating or any Other Service; and

    (d) Threatening to issue a lower ABS credit rating, refusing to issue an ABS credit rating, or withdrawing or threatening to withdraw an ABS credit rating unless all or a portion of the assets within the pool are also rated, where such practice is engaged in for an anticompetitive purpose.

Compensation for sales & marketing staff shall not be structured to incentivize any such prohibited acts and practices.

Section 4: 17g-7 Disclosures- The Sales and Marketing team shall maintain a procedure for identifying and notifying the Analytical team about all clients which account for revenue in respect of Other Services (but not the amount of any such revenue). Such list of clients shall be provided following the end of each calendar year. The Analytical team is accountable for making the required disclosure as part of any applicable ratings report.

Section 5: *Accounting procedures-* Prior to offering any Other Services, the Accounting group shall be consulted so that appropriate ledgers may be created and billing practices established for such Other Services.

Section 6: Initial (pre-launch) risk assessment- Prior to providing a new Other Service, the Sales and Marketing team shall schedule a meeting with the Compliance Department to evaluate potential conflicts of interest. The Accounting team will also be consulted to ensure proper accounting principles are applied. The DCO is accountable for documenting the results of the meeting. All identified potential conflicts of interest must be appropriately addressed prior to offering any such Other Service to third parties.

Section 7: Periodic risk assessments- The Compliance Department is accountable for performing and documenting Other Services risk assessments at least once each calendar year. Such risk assessment shall take into account, among other factors, the level of revenue derived from such Other Service relative to other activities, the number and nature of clients purchasing such Other Service, the number of staff involved with such Other Service and potential conflicts of interest with such Other Service.

Section 8: Ratings Analytical staff participation- Ratings Analytical staff are permitted to produce Other Services, but are not permitted to participate in selling or marketing Other Services.

Section 9: Disclaimers- Prior to providing a new Other Service, the Sales and Marketing team shall inquire with the General Counsel about appropriate disclaimers and shall ensure that any such disclaimers are included with any materials.

Section 10: Listing of all products and services offered by the NRSRO- EJR's CEO or his designee is accountable for maintaining the comprehensive list of all products and services offered by the NRSRO.

ROLES AND RESPONSIBILITIES: SUPPLEMENTAL POLICIES AND PROCEDURES

(Roles and Responsibilities: Supplemental Policies and Procedures Effective 07/27/2022)

Background- The firm is required to comply with Securities Exchange Act of 1934 Release No. 95127 dated June 21, 2022 (the "Order") which requires the establishment of policies and procedures designed to implement and maintain a prohibition on the "Subject Person" from (a) determining or monitoring any credit rating issued or maintained by the firm or (b) developing or approving procedures or methodologies used for determining credit ratings issued or maintained by the firm, including qualitative and quantitative models.

This policy is in addition to and is meant to supplement the firm's existing policies and procedures designed to address the restrictions set forth in Rule 17g-5 under the Securities Exchange Act of 1934, as amended, and should be read in conjunction with the general restrictions and prohibitions set forth in such other policies and procedures.

Roles and Responsibilities Pertaining to the Subject Person- The Subject Person shall be prohibited from participating directly or indirectly, regardless of capacity, in (a) determining or monitoring any credit rating issued or maintained by the firm or (b) developing or approving procedures or methodologies used for determining credit ratings issued or maintained by the firm, including qualitative and quantitative models. This prohibition shall at all times be interpreted in such a manner as to comply with the terms of the Order.

As a result of the prohibition, the Subject Person generally may not (1) hold a role, as a credit analyst or otherwise, which is responsible for determining any credit rating, (2) assist in the review of any specific transaction or issuer for which the firm has been retained to provide a credit rating, (3) participate or vote at any committee meeting held to determine a credit rating (including but not limited to the Ratings Review and Policy Committee), (4) suggest to any member of the Analytical team an expectation about any particular credit rating level or (5) suggest to any member of the Analytical team an expectation about any particular analytical approach (collectively, the "Credit Rating Prohibitions"). The Credit Rating Prohibitions apply to all final ratings and surveillance ratings produced by the firm in its capacity as a NRSRO.

Notwithstanding the foregoing Credit Rating Prohibitions, the Subject Person may communicate with senior management of the Analytical team about general economic, political, current events or similar conditions and issues, provided such communication is not in relation to a specific credit rating or series of credit ratings to be issued by the firm. In addition, the Subject Person may participate in discussions about general staffing levels for, and overall structure of, the Analytical team, provided such discussions do not relate to any specific credit rating or series of credit ratings to be issued by the firm.

As a result of the prohibition, the Subject Person generally may not (1) draft, review or comment upon proposed credit rating methodologies (whether an existing or a new methodology), (2) participate or vote at any committee meeting held to review or approve a credit rating methodology (including but not limited to the Ratings Review and Policy Committee) or (3) vote at any meeting of the board of directors in relation to approving a credit rating methodology (collectively, the "Methodology Prohibitions"). The Methodology Prohibitions apply to all credit rating methodologies produced by the firm in its capacity as an NRSRO.

Notwithstanding the foregoing Methodology Prohibitions, the Subject Person may from time to time, and to the same extent as other members of general management, suggest to senior management of the Analytical team potential new credit rating methodologies to consider developing, so long as the Subject Person has no involvement in the decision to pursue such suggestion or other direct input into any such methodology. The Subject Person may attend discussions of the board of directors in relation to any credit rating methodology, so long as the Subject Person does not in any way influence the methodology or vote in his capacity as a director or indicate the manner in which any other director should vote in relation thereto.

As a result of the prohibition, the Subject Person generally may not (1) develop, structure, revise, modify or calibrate any credit rating model, (2) review or comment upon proposed updates or changes to credit rating models (whether an existing or a new model), (3) participate or vote at any committee meeting held to review or approve a credit rating model (including but not limited to the Ratings Review and Policy Committee) or (4) vote at any meeting of the board of directors in relation to approving a credit rating model (collectively, the "Model Prohibitions"). The Model Prohibitions apply to all credit rating models used by the firm in its capacity as an NRSRO.

Notwithstanding the foregoing Model Prohibitions, the Subject Person may attend discussions of the board of directors in relation to any credit rating model, so long as the Subject Person does not in any way influence the model or vote in his capacity as a director or indicate the manner in which any other director should vote in relation thereto. Subject to the foregoing prohibitions, the Subject Person may serve in a general management role overseeing the Analytical team and may serve as a member of the firm's board of directors in overseeing the overall activities of the firm.

The foregoing prohibitions are meant to provide general guidance on permissible activities for the Subject Person. Subject to the particular facts and circumstances of any situation, and subject always to compliance with the terms of the Order, the Designated Compliance Officer may from time to time grant limited exceptions to the foregoing prohibitions.

Training- The firm's Compliance Department will conduct and document specialized training for the Subject Person within thirty days of the publication hereof and thereafter at least every six months. Training will be tailored to the specific prohibition discussed above.

Compliance Monitoring- The firm's Compliance Department will periodically (but not less than semi-annually) review a sampling of the Subject Person's e-mails for compliance with the foregoing prohibitions. In addition, Compliance Department will periodically (but not less than semi-annually) interview analytical staff members about the Subject Person's activities in relation to the foregoing prohibitions.

Compliance Reporting- The firm's Designated Compliance Officer will on an annual basis report to the Board of Directors the results of the Compliance Department's review of the Subject Person's compliance with the foregoing prohibitions.

Escalation Protocol- In the event the Compliance Department determines that the Subject Person has failed to comply with the specific prohibitions discussed above, the firm's Designated Compliance Officer shall promptly notify the Board of Directors.

STANDARD FOR E-MAIL ADDRESSES

(Standard for E-Mail Addresses Effective 11/07/2022)

Background and scope- NRSROs are subject to laws and regulations pertaining to (among other things): (i) safeguarding client confidential information; and (ii) the separation of roles. This document seeks to formalize standards governing the creation and maintenance of shared e-mail addresses that are intended to be utilized with or by external parties for either analytical purposes or sales and marketing purposes. This policy is not designed to address e-mail addresses used by external parties for other purposes (e.g., complaints@egan-jones.com) or e-mail addresses designed for internal communications (e.g., employees@egan-jones.com)

Analytical communications- Shared e-mail addresses that are utilized with external parties to facilitate credit rating analysis may include only the following types of roles: Analytical and Operations. For each non-Analytical individual on a shared Analytical e-mail address, EJR's Compliance Department will retain documentation pertaining to their legitimate business need to receive the intended client communications and consideration of any conflicts of interest.

Sales and Marketing communications- Shared e-mail addresses that are utilized with external parties to facilitate sales and marketing objectives may include only the following types of roles: Sales, Marketing and Operations. For each non-Sales and Marketing individual on a shared Sales and Marketing e-mail address, EJR's Compliance Department will retain documentation pertaining to their legitimate business need to receive the intended client communications and consideration of any conflicts of interest.

Audit trail- EJR's IT Department is accountable for retaining an audit trail of each individual added to / dropped from a shared e-mail address that is utilized with external parties.

DCO Exceptions- The DCO is authorized to grant access to other individuals on a case-by-case basis, provided the DCO confirms and documents: (i) that the individual has a legitimate business purpose for obtaining access; and (ii) that Sales/Marketing and Analytical roles will not be on the same shared e-mail address.

TRAVEL, GIFTS & ENTERTAINMENT POLICY

(Travel, Gifts & Entertainment Policy Effective September/2022)

This policy applies to all Egan-Jones Ratings Company (the "Company") offices and its employees (which term is used in this policy to include full-time and part-time employees, contractors, interns and others working on behalf of the Company). The expense policy guidelines are effective for all employees and defines the policy and procedures pertaining to travel and gifts. It has been designed to provide guidance to employees and managers on the effective management of related costs. It is intended to describe the types of business expenditures that are reimbursable. It is the primary responsibility of each business unit to ensure that their employees are in compliance with this policy. It is the policy of the Company to reimburse employees for reasonable and approved expenses incurred in the conduct of Company business. All employees are expected to comply with this policy. Failure to do so, or misrepresentation of expenses, may result in disciplinary action, including denial of non-compliant charges and termination. This policy sets forth general guidelines meant to address typical situations. Exceptions to the guidelines may be granted by a manager depending on the circumstances, however, if possible, any such exceptions should be granted prior to incurring any extraordinary charges

TRAVEL POLICY

I. PRE-APPROVAL OF TRAVEL

Prior to incurring any travel expenses in the aggregate in excess of $100, all employees should receive pre-approval from their manager. A form for pre-approval of expenses is included as Annex A. The pre-approval review should include review of the purpose for the travel and appropriateness of the anticipated expenses. To the extent practicable, any anticipated expenses in excess of designated limits should be pre-approved before such expenses are incurred.

II. TRAVEL

Travel is generally permissible to visit clients or prospective clients and to attend business-related conferences. In general, any out-of-town travel to visit clients is only permissible if multiple client visits for the same destination have been pre-arranged. As part of any pre-approval of travel, employees should include a list of all clients scheduled to be visited and/or the rationale for attending the conference. Travel may also be necessary for regulatory reasons (e.g., visits to Washington, DC) or to visit key vendors or other business partners. Travel should generally be limited to an as-necessary basis.

A. PLANE TRAVEL

Air travel is appropriate for any destinations further than a three hour drive or train ride. For the avoidance of doubt, in general, air travel is not appropriate for travel between destinations in the U.S. northeast (locations between Washington, DC and Boston). Any air travel within the same continent should be booked in economy or coach class (or the equivalent) or the lowest cost class available; for example, this would apply for travel between the U.S. and Canada or between destinations in the U.S. Travel within the same continent may be booked on any major carrier and on a non-stop flight if available.

Air travel between the U.S. (or any continent) and any other continent (e.g., Europe, Asia, Africa) may be booked on any major carrier and may be booked in business (or the equivalent) class (but not first class or its equivalent).
The Company will not reimburse fees for extra leg room or similar special seating, charges for travel and luggage insurance or baggage fees for more than one bag (unless an extra bag is needed to transport brochures, banners or similar Company items).

B. TRAIN TRAVEL

Trains should generally be utilized for travel less than three hours and between all U.S. northeast locations (locations between Washington, DC and Boston). Train travel should be booked in the lowest priced available class. Amtrak Acela train service may be booked for travel within the U.S.

C. RENTAL CAR/TAXI/UBER TRAVEL

Reasonable taxi (or Uber/Lyft/other) and ground transportation costs will be reimbursed for necessary travel. If a trip will require driving over an hour, the Company will reimburse fees for a rental car. Any rental car should be an intermediate/midsize class or smaller. The Company will reimburse reasonable tolls, parking costs and gas costs for any rental car or personal car used for Company travel. Fines for parking, traffic violations or towing charges will not be reimbursed.

D. HOTEL

Reimbursement for overnight lodging is appropriate when there's a legitimate business purpose. Hotel lodging will be reimbursed up to USD$300/night in major metropolitan areas and up to USD$250/night for regional areas; provided, however, employees will be reimbursed for the full conference rate if the employee is staying at a designated hotel for a specific conference. Depending upon the need to be in a specific location and room availability, lodging may be reimbursed at a higher rate with pre-approval. Noshow charges incurred by failing to cancel unused hotel reservations will not be reimbursed.

E. MEALS

The Company will reimburse meals for an employee for business travel at up to USD$25 for breakfast and lunch and up to USD$40 for dinner, including tax and tip. If a hotel or conference makes meals available

for free, then the Company will not reimburse costs for such meals.

F. OTHER EXPENSES

The Company will reimburse reasonable cellular phone charges related to international travel. Normal cellular phone charges unrelated to international travel are not reimbursable. General travel expenses incurred during travel which are not required to be incurred by the Company are not reimbursable; examples of such non-reimbursable expenses include fees or costs related to minibar/refreshments, shoe shine, haircuts or styling, laundry and dry-cleaning, in-room movies or entertainment, spa or health club charges, car washes and sightseeing. Costs for travel of spouses, relatives or other third parties is not reimbursable by the Company.

III. REIMBURSEMENT PROCEDURES

An employee must complete an expense reimbursement form (to be obtained from Accounting) and provide an original receipt (including an e-mail version or photocopy) for all expenditures in excess of USD$50. A copy of a credit card statement is generally insufficient if an original receipt was able to be obtained. Any amounts incurred in a currency other than U.S. dollars should be converted to U.S. dollars at the approximate prevailing rate when such expenses were incurred. The Accounting Department shall have final authority to fix any exchange rate.

All reimbursement claims should be submitted within two weeks of the incursion of such fees, or within five business days of return from any travel in excess of two weeks.

The expense report should be submitted to accountspayable@egan-jones.com. Following receipt of a report, the report will be routed to the employee's immediate supervisor or the next higher manager for approval. No employee is authorized to approve their own, a peer's, or a superior's travel expense report (provided expenses incurred by the CEO shall be submitted to and approved by Operations). Each employee expense report should be reviewed to ensure proper business purpose, correct totals and sufficiency of supporting documentation and receipts. Receipt of manager approval is a prerequisite to reimbursement of any costs.

GIFTS & ENTERTAINMENT POLICY

In order to strengthen relationships and better serve clients' needs, the Company recognizes that it may be beneficial to engage with clients and third parties outside of the office. To ensure that gifts or entertainment provided are appropriate and non-lavish, employees must strictly adhere to this policy. In all cases, it is important that the exchanging of gifts and offers of entertainment not improperly influence, nor given the impression of improper influence of, any business decision.

If there are any questions as to the appropriateness of any gift or entertainment, please speak with Compliance.

A. RECEIPT OF GIFTS/ENTERTAINMENT

As a Nationally Recognized Statistical Rating Organization, the Company is subject to Rule 17g-5(c)(7) which prohibits the Company from "issu[ing] or maintain[ing] a credit rating where a credit analyst who participated in determining or monitoring the credit rating, or a person responsible for approving the credit rating received gifts, including entertainment, from the obligor being rated, or from the issuer, underwriter or sponsor of the securities being rated, other than items provided in the context of normal business activities such as meetings that have an aggregate value of no more than $25." Accordingly, no personnel of the Company should accept any gifts other than tokens or items of nominal value given in the ordinary course of business (such an inexpensive holiday gift). Any such gifts received from any one person or related group of persons should be occasional and infrequent. In no cases may an employee accept cash from any current, prospective or former client or vendor. Any gifts of excessive value or which may otherwise be considered inappropriate should be returned.

Nonetheless, if you are offered a gift or entertainment in the course of your work which you believe may create an appearance or impression of an improper influence, you must not accept such a gift. In all cases, any decisions made on behalf of the Company must be based only upon legitimate business considerations and not be influenced by any gift.

B. GIVING OF GIFTS/ENTERTAINMENT

It is permissible to provide clients, prospective clients or vendors with inexpensive gifts of nominal value (generally less than $25) on an occasional and infrequent basis, such as a small holiday gift. Cash may not be given as a gift. Any gifts should be pre-approved by an employee's manager before they are offered. In no cases may any gift be given if such gift could appear to create a conflict of interest.

In addition, it is permissible for sales and marketing staff or senior management to attend and pay for (1) a business meal or drinks or (2) a local sporting event or other activity with, a client, prospective client or vendor provided the cost is moderate and such activity is only occasional. Such meals or events must be pre-approved by an employee's manager.

Notwithstanding the foregoing, in no cases may an employee provide a git of any kind, or provide entertainment, to Government officials, employees or representatives of Governments, Government agencies, public international organizations, Government-owned enterprises or public pension funds, Congressional staffers or any other person associated or affiliated with an international, national, state or local Government. As used herein, "Government" refers to any federal, state or local government body and any political subdivision thereof, any agency or instrumentality thereof, any corporate instrumentality thereof or any similar body.

ANNEX A

TRAVEL, GIFTS AND ENTERTAINMENT
PRE-APPROVAL FORM

Please complete all applicable items.

TRAVEL

Business Purpose/Name of Conference: _____
Location: _____
Date(s): _____
Clients to be Visited: _____
Estimated Air/Train/Other Travel Cost: _____
Estimated Hotel Cost: _____

GIFTS & ENTERTAINMENT

Business Purpose: _____
Recipient(s): _____
Type of Gift/Entertainment: _____
Estimated Cost: _____
Name of Employee:_____
Signature: _____
Date: _____

APPROVAL

I confirm that I have reviewed this request and have confirmed the business purpose and appropriateness of the anticipated expenses.
Name of Manager:_____
Signature: _____
Date: _____

Background- Egan-Jones is required to provide all EJR personnel with conflict of interest training, per the SEC Order, Release No. 95127 released in June 2022 (the "Order"). This policy details the procedure for complying with the terms of the Order.

Policy requirement- The firm must provide training about the SEC's conflicts of interest rules applicable to NRSROs (including but not limited to the prohibitions set forth in Rules 17g-5(c)(8) and 17g-5(c)(1) of the Securities Exchange Act of 1934, as amended) for all new personnel within the first 14 days of employment and annually for all personnel and must obtain written attestation from each person that he or she attended the relevant training session.

The training must also address applicable rules and regulations and relevant firm policies and procedures; in addition, the training shall explain how personnel can raise concerns and the avenues for doing so, including internally and directly via the SEC's Whistleblower Program.

The firm's DCO will be responsible for ensuring the required training is provided and shall also be accountable for preparing the applicable training materials and maintaining a record of training materials used during each training session and related attestations.

Procedure- The following sets forth the general procedure to be followed, but the DCO may make exceptions as circumstances may warrant, provided the terms of the Order must in all cases be complied with.

I. **General**

The DCO shall be responsible for preparing and maintaining written training materials consistent with the Policy Requirement set forth above. The DCO shall on an at least annual basis review the materials for any necessary updates. The current version of the materials will be maintained by the Compliance department on a shared access drive. As necessary, the DCO shall consult with Legal or outside advisors about the content of the training materials.

II. **Annual Training**

The Compliance department shall be responsible for administering an annual conflicts of interest training session to all firm personnel (including employees and contractors). The training shall generally occur in the third or fourth quarter of each calendar year. The training may be combined with other training sessions but shall cover all topics set out in Policy Requirement above. The training may be in-person or virtual, provided firm personnel will have access to the related materials during the presentation. The Compliance department shall maintain a list of all firm personnel and shall confirm with the Director of Accounting, Compliance and Administration or their designee the accuracy of such list. In connection with the annual training, the Compliance department shall require that all firm personnel provide a written attestation (which may be by e-mail) as to their attendance.

The Compliance department shall be responsible to reconcile the attestations received against the list of personnel and shall hold one or more additional training sessions within the calendar year until all such personnel have attended.

The Compliance department shall maintain electronic records of materials used, dates of annual training sessions and related written attestations. Any firm personnel who does not timely attend a training session shall be subject to disciplinary action, including termination.

III. **New Personnel Training**

The Director of Accounting, Compliance and Administration or their designee shall be responsible to

notify the DCO of the employment start date of all new firm personnel (including employees and contractors) (each, a "New Person"). The Compliance Department shall promptly update its list of personnel accordingly.

As soon as practicable, but no later than 14 days after the start date of any New Person, the Compliance Department shall provide a training session addressing conflicts of interest as described above. The training may be combined with other training sessions but shall cover all topics set out in Policy Requirement above. The training may be in-person or virtual, provided New Persons will have access to the related materials during the presentation. One or more New Persons may attend any training session.

In connection with the New Person training, the Compliance department shall require that all attendees provide a written attestation (which may be by e-mail) as to their attendance. The Compliance department shall be responsible to reconcile the attestations received against the list of New Persons and shall hold one or more additional training sessions within the 14 day period starting from a New Person's start date until all such New Persons have attended.

The Compliance department shall maintain electronic records of materials used, dates of training sessions and related written attestations.

Any New Person who fails to attend a training session within the applicable 14 day period shall be subject to disciplinary action, including termination